Exhibit 12.1
FIDELITY NATIONAL INFORMATION SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Six Months Ended
	June 30		Year Ended December 31
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Earning (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$295.2	$137.4	$156.0	$168.1	$363.7	$(10.1)	$(83.5)
Fixed charges	70.7	83.9	172.7	206.7	227.9	217.8	147.0
Amortization of capitalized interest	0.3	0.2	0.4	0.2	—	—	—
Capitalized interest	(2.5)	(2.3)	(5.6)	(4.6)	(1.9)	—	—

Total earnings (a)	$363.7	$219.2	$323.5	$370.4	$589.7	$207.7	$63.5

Fixed Charges:
Interest expensed	$45.8	$60.8	$129.0	$146.7	$159.6	$185.6	$121.0
Capitalized interest	2.5	2.3	5.6	4.6	1.9	—	—
Amortization of debt issue costs	1.8	1.7	5.0	16.8	30.6	5.3	5.8
Interest included in rent expense	20.6	19.1	33.1	38.6	35.8	26.9	20.2

Total fixed charges (b)	$70.7	$83.9	$172.7	$206.7	$227.9	$217.8	$147.0

Ratio of earnings to fixed charges (a/b)	5.1	2.6	1.9	1.8	2.6	1.0	0.4